UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Amendment No. 3
Under the Securities Exchange Act of 1934

Xhibit Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98419U102
(CUSIP Number)

Karen C. McConnell
Ballard Spahr LLP
1 East Washington Street, Suite 2300
Phoenix, Arizona 85004
(602) 798-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). XSE, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 59,833,701
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 59,833,701
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,833,701
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.28%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

2

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). TNC Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 59,833,701
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 59,833,701
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,833,701
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.28%
14.	TYPE OF REPORTING PERSON CO

3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Jahm Najafi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 59,833,701
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 59,833,701
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,833,701
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.28%
14.	TYPE OF REPORTING PERSON IN

4

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). X Shares, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 59,833,701
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 59,833,701
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,833,701
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.28%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). SMXE Lending, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 59,833,701
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 59,833,701
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,833,701
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.28%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). SMXE Lending Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 59,833,701
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 59,833,701
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,833,701
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.28%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

Item 1.   Security and Issuer

This Schedule 13D, Amendment No. 3 is being filed on behalf of XSE, LLC, a Delaware limited liability company (“XSE”), TNC Group, Inc., an Arizona corporation, the non-member Manager of XSE (“TNC”), Jahm Najafi, an individual and officer and director of TNC (“Najafi,”), X Shares, LLC, a Delaware limited liability company of which TNC is the Manager (“X Shares”), SMXE Lending, LLC, a Delaware limited liability company (“SMXE”), and SMXE Lending Holdings, LLC, a Delaware limited liability company that is the sole member of SMXE and of which TNC is the Manager (“SMXE Holdings” and, together with XSE, TNC, Najafi and SMXE, the “Reporting Persons”).  This Schedule 13D, Amendment No. 3 amends and restates in its entirety the Schedule 13D filed with the U.S. Securities and Exchange Commission by XSE and TNC on May 28, 2013, Amendment No. 1 thereto filed with the U.S. Securities and Exchange Commission by XSE, TNC and Najafi on June 26, 2013, and Amendment No. 2 thereto filed with the U.S. Securities and Exchange Commission by XSE, TNC, Najafi and X Shares on September 23, 2013.

This Schedule 13D, Amendment No. 3 relates to shares of common stock, par value $0.0001 per share (“Common Stock”) of Xhibit Corp., a Nevada corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 80 E. Rio Salado Parkway, Suite 115, Tempe, AZ 85281.

Item 2.  Identity and Background.

1.	(a)	XSE, LLC
	(b)	XSE’s business address is 2525 E. Camelback Road, Suite 850, Phoenix, AZ 85016.
	(c)	XSE’s principal business is to hold shares of the Issuer.

(d) and (e)   During the last five years, XSE has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which XSE was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

2.	(a)	TNC Group, Inc.
	(b)	TNC’s business address is 2525 E. Camelback Road, Suite 850, Phoenix, AZ 85016.
(c)
TNC’s principal business is to act as Manager of XSE and affiliated companies of XSE.  As Manager of XSE and such affiliated companies, TNC has full authority to vote and make investment decisions regarding the shares of the Issuer held by XSE and such affiliated companies.

(d) and (e)   During the last five years, TNC has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which TNC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

3.	(a)	Jahm Najafi
	(b)	Najafi’s business address is 2525 E. Camelback Road, Suite 850, Phoenix, AZ 85016.
	(c)	Najafi is the Chief Executive Officer of the Najafi Companies. He is director and an officer of TNC.

(d) and (e)   During the last five years, Najafi has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Najafi was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

(f)	Najafi is a U.S. citizen.

4.	(a)	X Shares, LLC
	(b)	X Shares’ business address is 2525 E. Camelback Road, Suite 850, Phoenix, AZ 85016.
	(c)	X Shares’ principal business is to hold shares of the Issuer.

(d) and (e)   During the last five years, X Shares has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which X Shares was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

5.	(a)	SMXE Lending, LLC
	(b)	SMXE’s business address is 2525 E. Camelback Road, Suite 850, Phoenix, AZ 85016.
	(c)	SMXE’s principal business is to fund a loan to SkyMall, LLC, a subsidiary of the Issuer.

(d) and (e)   During the last five years, SMXE has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which SMXE was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

6.	(a)	SMXE Lending Holdings, LLC
	(b)	SMXE Holdings’ business address is 2525 E. Camelback Road, Suite 850, Phoenix, AZ 85016.
	(c)	SMXE Holdings’ principal business is to be the sole member of the SMXE .

(d) and (e)   During the last five years, SMXE Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which SMXE Holdings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

XSE acquired 44,440,000 shares of Issuer Common Stock (the “Shares”) as capital contributions made in exchange for membership interests in XSE issued to members of XSE on May 28, 2013 (41,773,600 Shares) and June 25, 2013 (2,666,400 Shares).  TNC, as the sole Manager of XSE, acquired its beneficial interest in such Shares on such dates, and Najafi, as director and an officer of TNC, acquired his beneficial interest in such Shares on such dates.

X Shares acquired 15,000,000 Shares on September 18, 2013, pursuant to a Stock Purchase Agreement with Chris Richarde.  TNC, as the sole Manager of X Shares, acquired its beneficial interest in such Shares on such date, and Najafi, as director and an officer of TNC, acquired his beneficial interest in such Shares on such date.  X Shares and XSE are under the common control of TNC, and XSE acquired its beneficial interest in such Shares on such date.

SMXE acquired 393,701 Shares on January 31, 2014, pursuant to an Amendment to Credit Agreement and to Line of Credit Note and to Security Agreement, entered into as of January 31, 2014 to be effective December 31, 2013.  SMXE Holdings, as the sole member of SMXE, TNC, as the sole Manager of SMXE Holdings, and Najafi, as director and an officer of TNC, acquired each acquired beneficial interest in such Shares on such date.  SMXE, SMXE Holdings, X Shares and XSE are under the common control of TNC, and X Shares and XSE acquired their beneficial interest in such Shares on such date.

Item 4.  Purpose of Transaction.

The Merger and Related Transactions

On May 16, 2013, Xhibit Corp., a Nevada corporation (“Xhibit” or the “Issuer”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), among Xhibit, Project SMI Corp., a Delaware corporation and wholly-owned subsidiary of Xhibit (“Merger Sub”), SHC Parent Corp., a Delaware corporation (“SHC”), and TNC Group, Inc., an Arizona corporation as Stockholder Representative for the SHC stockholders.  Pursuant to the terms of the Merger Agreement, on May 16, 2013, Merger Sub merged with and into SHC (the “Merger”), with SHC surviving the Merger as a wholly-owned subsidiary of Xhibit. SHC is the parent corporation of SkyMall Interests, LLC, a Delaware limited liability company (“Interests”), SkyMall, LLC, a Delaware limited liability company (“SkyMall”), and SkyMall Ventures, LLC, a Delaware limited liability company (“Ventures,” and, with Interests and SkyMall, the “SkyMall Companies”).

As a result of the Merger, all of the shares of common stock of SHC issued and outstanding immediately prior to the effective time of the Merger were canceled and automatically converted into the right to receive an aggregate of 44,440,000 shares of Xhibit common stock (the “Merger Shares”) at an exchange ratio of 444.4 shares of Xhibit common stock for every 1 share of SHC common stock.  41,773,600 of the Merger Shares were contributed by SHC stockholders to XSE on May 28, 2013, in exchange for membership interests in XSE, and the remaining 2,666,400 of the Merger Shares were contributed by SHC stockholders to XSE on June 25, 2013.

The Merger Agreement also provided for the appointment of Kevin Weiss as a director and Chief Executive Officer of Xhibit (“Weiss”); the right of the former SHC stockholders to appoint another director to the Board of Xhibit (the “Appointed Director”), which right has been transferred to XSE as part of the capital contribution of the Merger Shares; certain piggyback and demand registration rights for the former stockholders of SHC pursuant to a Registration Rights Agreement which was executed in connection with the Merger Agreement and transferred to XSE as part of the capital contribution of the Merger Shares; usual and customary indemnification covenants by the stockholders of SHC, through TNC, as Stockholder Representative, and Xhibit; and an escrow of 5,000,000 Merger Shares to support the indemnification by TNC.

On June 18, 2013, the right to appoint the Appointed Director was exercised, and Najafi was appointed to the Board of Directors of Xhibit.

In connection with the Merger, Chris Richarde, the then President and Chairman of the Board of Xhibit (“Richarde”), entered into a Voting Agreement, whereby Mr. Richarde agreed to vote all of his shares of stock in Xhibit Corp. in favor of the Appointed Director at each election of directors of Xhibit until such time as the former SHC stockholders, directly or indirectly, cease to own at least 10% of the outstanding stock of Xhibit.

In connection with the capital contributions made to XSE, XSE entered into a Voting Agreement, whereby XSE agreed to vote all of its shares of stock in Xhibit Corp. in favor of Weiss at each election of directors of Xhibit until such time as XSE, directly or indirectly, ceases to own at least 10% of the outstanding stock of Xhibit.  A copy of the Voting Agreement was attached as Exhibit 1 to Schedule 13D, Amendment No. 1 and is incorporated herein by reference.

This summary description of the material terms of the Merger is qualified in its entirety by reference to the complete terms of the Merger Agreement, which was filed as an exhibit to the original Schedule 13D filing, and is incorporated herein by reference.

The New Loan, Stock Purchase and Related Transactions

On September 18, 2013, SkyMall amended its existing $7.65 million credit agreement (collectively, the “Credit Facility”) with JPMorgan Chase Bank, N.A. (the “Senior Lender”) to, among other amendments, (a) permit the credit agreement, described below, with SMXE Lending, LLC (“SMXE”), a Delaware limited liability company, and (b) require SkyMall to provide the Senior Lender with the same financial information it provides to SMXE.

On September 18, 2013, SkyMall entered into a Credit Agreement with SMXE and issued a Line of Credit Note to SMXE in connection therewith (collectively, the “Credit Agreement”).  The Credit Agreement provides SkyMall with a $5.0 million loan.  The Credit Agreement is fully guaranteed by, and secured by all of the assets of, Xhibit and its subsidiaries.  SMXE is an affiliate of and controlled by Najafi.

In connection with the amendment of the Credit Facility and the execution of the Credit Agreement, on September 18, 2013, Xhibit and certain of its subsidiaries entered into an Amendment to Mutual Release Agreement (the "Amendment") with Richarde, its former CEO and Chairman of the Board, amending that certain Mutual Release Agreement dated August 6, 2013 (the “Release”).  The Amendment changed certain conditions precedent to the closing of the Release, namely (i) reducing the aggregate number of shares of Xhibit’s common stock that Richarde was required to sell from 25 million to 20 million, (ii) changing the party to whom 15 million of the shares must be sold to X Shares (the “X Shares Acquisition”); (iii) removing the requirement that shares being sold to X Shares must be subject to a lock-up agreement; and (iv) changing the number of shares of Xhibit common stock held by Richarde that must be subject to a lock-up agreement to 17.5 million.   The Release was filed by Xhibit as Exhibit 10.1 to its Form 8-K, filed with the U.S. Securities and Exchange Commission on August 6, 2013.  The Amendment was filed by Xhibit as Exhibit 10.8 to its Form-8-K, filed with the U.S. Securities and Exchange Commission on September 20, 2013.

On September 18, 2013, as part of the various transactions described above in connection with the Amendment to the Credit Agreement, the Credit Facility, the Amendment and the Release, Richarde and X Shares entered into a Stock Purchase Agreement pursuant to which X Shares purchased 15,000,000 shares for $375,000, based on a share price that had been negotiated by Richarde and a prior planned purchaser.  In connection with the Stock Purchase Agreement, the Issuer entered into a Registration Rights Agreement with X Shares covering the purchased shares.

The purpose of the X Shares Acquisition was to facilitate the new loan and for investment purposes.

This summary description of the material terms of the Stock Purchase Agreement is qualified in its entirety by reference to the complete terms of the Stock Purchase Agreement, which is being filed as an exhibit to this Schedule 13D, Amendment 2, and is incorporated herein by reference.

Amendment to Loan

The Credit Agreement between SMXE and SkyMall was amended pursuant to an Amendment to Credit Agreement and to Line of Credit Note and to Security Agreement, entered into as of January 1, 2014 to be effective as of December 31, 2013 (the “Credit Amendment”).  Pursuant to the Credit Amendment, among other things, the term of the Credit Agreement was extended to September 18, 2015 and $500,000 of the principal amount thereof was converted to 393,701 shares of common stock at a price of $1.27 per share, which was equal to 90% of the average closing price of the common stock during the previous ten consecutive trading days.  As a result of the conversion, the principal amount of the Credit Agreement was permanently reduced to $4.5 million.

This summary description of the material terms of the Credit Amendment is qualified in its entirety by reference to the complete terms of the Credit Amendment, which is being filed as an exhibit to this Schedule 13D, Amendment 3, and is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

(a)
– (b)  The Reporting Persons share beneficial ownership over the 59,833,701 shares of Common Stock, or 55.28% of the Issuer’s outstanding Common Stock.  TNC, as the non-member Manager of XSE, on behalf of XSE, has all voting and dispositive powers over the Issuer’s shares owned by XSE.  TNC, as the Manager of X Shares, on behalf of X Shares, has all voting and dispositive power over the Issuer’s shares owned by X Shares.  TNC, as the Manager of SMXE Holdings, on behalf of SMXE Holdings and SMXE, has all voting and dispositive power over the Issuer’s shares owned by SMXE.  Najafi, as the director and an officer of TNC, is deemed to control TNC.

(c)	None.

(d)
To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D, Amendment No. 3.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

1.	Voting Agreement, dated as of June 19, 2013, by XSE, LLC (incorporated by reference to Exhibit 1 to the Schedule 13D, Amendment 1 filed by the Reporting Persons on June 26, 2013).

2.	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1).

3.
Agreement and Plan of Merger, dated as of May 16, 2013, by and among Xhibit Corp., Project SMI Corp., SHC Parent Corp. and TNC Group, Inc., as Stockholder Representative (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on May 28, 2013).

4.
Stock Purchase Agreement, dated as of September 18, 2013, between X Shares, LLC and Chris Richarde (incorporated by reference to Exhibit 4 to the Schedule 13D, Amendment No. 2 filed by the Reporting Persons on September 23, 2013).

5.
Amendment to Credit Agreement and to Line of Credit Note and to Security Agreement, between SMXE Lending, LLC and SkyMall, LLC, entered into as of January 31, 2014 to be effective as of December 31, 2013.

6.	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014

XSE, LLC

By:	TNC Group, Inc., its non-member Manager

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

TNC Group, Inc.

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

/s/ Jahm Najafi
Jahm Najafi

X Shares, LLC

By:	TNC Group, Inc., its Manager

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

SMXE Lending, LLC By: SMXE Lending Holdings, LLC, its Sole Member

By:	TNC Group, Inc., its Manager

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

SMXE Lending Holdings, LLC

By:	TNC Group, Inc., its Manager

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)